UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number 0-29501

(CHECK ONE):	☒ Form 10-K/Form 10-KSB	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q/Form 10-QSB	☐ Form N-SAR

	For Period Ended:	June 30, 2003

☐ Transition Report on Form 10-K/Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q/Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Com-Guard.com, Inc.
Full Name of Registrant

E-World Systems, Inc.
Former Name if Applicable

2075 Corte del Nogal, Suite R
Address of Principal Executive Office (Street and Number)

Carlsbad, California 92009
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof cold not be filed within the prescribed time period.  (Attach extra sheets if needed).

The Registrant is unable to file timely the Form 10-KSB due to the Registrant’s inability to obtain and complete its review of certain financial information to be included in the Form 10-KSB.  Please see attached auditor’s letter.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Carmine J. Bua, III, Esq.	(619)	280-8000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes			☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

COM-GUARD.COM, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	September 29, 2003	By:	Carmine J. Bua
CARMINE J. BUA, III, ESQ.
Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

September 25, 2003

Mr. Gerry Berg

Com-Guard.com, Inc.

2075 Corte Del Nogal #B

Carlsbad, CA  92009

Please be advised that we are unable to provide our opinion on the financial statements of Com-Guard.com, Inc. as of June 30, 2003 and for the year then ended because we are awaiting responses for certain independent confirmations and various documentation relating to other material transactions.  We expect to receive such information shortly.

Very truly yours,

/s/ Weinberg & Company, P.A.
WEINBERG & COMPANY, P.A.
Certified Public Accountants

Town Executive Center	Watt Plaza
6100 Glades Road • Suite 314	1875 Century Park East • Suite 600
Boca Raton, Florida 33434	Los Angeles, California 90067
Telephone: (561) 487-5765 • Facsimile: (561) 487-5766	Telephone: (310) 407-5450 • Facsimile: (310) 407-5451

Website: www.cpaweinberg.com
American Institute of CPA’s\Division for CPA Firms SEC Practice Section